UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

Virginia National Bankshares Corporation
(Name of Issuer)

Common Stock, par value $2.50
(Title of Class of Securities)

928031103
(CUSIP Number)

Daniel P. Goodall Swift Run Capital Management, LLC 310 4th Street NE, Suite 102 Charlottesville, VA 22902 (434) 817-4234
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 18, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	928031103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

SRCM Holdings LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

56,422.5

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

56,422.5

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

56,422.5

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	928031103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Swift Run Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

56,422.5

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

56,422.5

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

56,422.5

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	928031103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Swift Run Capital, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [_]
(b) [x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0.5

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

0.5

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

0.5

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	928031103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Timothy S. Mullen

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

56,422.5

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

56,422.5

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

56,422.5

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	928031103

Item 1.	Security and Issuer.

The class of equity security to which this statement relates is the Common Stock, par value $2.50 (the "Shares"), of Virginia National Bankshares Corporation, a Virginia corporation (the "Issuer").  The address of the principal executive offices of the Issuer is 404 People Place, Charlottesville, Virginia, 22911.

Item 2.	Identity and Background.

(a), (f)
The persons filing this statement are SRCM Holdings LLC, a Delaware limited liability company ("SRCM Holdings"), Swift Run Capital Management, LLC, a Delaware limited liability company ("SRCM"), Swift Run Capital, LP, a Delaware limited partnership ("SRC"), and Timothy S. Mullen, a United States citizen ("Mr. Mullen" and, together with SRCM Holdings, SRCM and SRC, the "Reporting Persons").

(b)	The address of the principal business and principal office of SRCM Holdings, SRCM, SRC and Mr. Mullen is 310 4th Street NE, Suite 102, Charlottesville, Virginia 22902.
(c)
SRCM Holdings is a holding company that is the sole member of SRCM.  SRCM is a Virginia-registered investment advisor that provides investment management services to its private fund and managed account clients.  SRCM also serves as the general partner of the SRC and is responsible for managing the business and investments of SRC.  Timothy S. Mullen is the Manager of SRCM and is responsible for its day-to-day operational control.  Mr. Mullen is also SRCM's principal owner through his ownership interests in SRCM Holdings and other entities that he directly or indirectly owns.  Mr. Mullen also serves as President and Chief Investment Officer of SRC.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 56,422.5 Shares beneficially owned by SRCM Holdings came from the working capital of SRC and certain managed accounts that SRCM manages.  No borrowed funds were used to purchase such Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.
The funds for the purchase of the 56,422.5 Shares beneficially owned by SRCM came from the working capital of SRC and certain managed accounts that SRCM manages.  No borrowed funds were used to purchase such Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.
The funds for the purchase of the 0.5 Shares beneficially owned by SRC came from its working capital.  No borrowed funds were used to purchase such Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.
The funds for the purchase of the 56,422.5 Shares beneficially owned by Mr. Mullen as a result of Mr. Mullen being a control person of SRCM Holdings and SRCM came from the working capital of SRC and certain managed accounts that SRCM manages.  No borrowed funds were used to purchase such Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for investment in the ordinary course of the Reporting Persons' investment activities.
On May 18, 2015, SRC entered into a stock purchase agreement (the "Stock Purchase Agreement") with the Issuer.  Pursuant to the Stock Purchase Agreement, SRC sold 190,152 Shares to the Issuer on May 20, 2015, for an aggregate sales price of $4,354,480.80, or $22.90 per share.
The foregoing was a summary of the Stock Purchase Agreement and certain material terms of the Stock Purchase Agreement.  The foregoing description does not purport to be complete and is qualified in its entirety by reference to a copy of the full text of the form of the Stock Purchase Agreement, which has been filed as Exhibit B hereto and is incorporated herein by reference.
Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

(a)-(d)
As of the date hereof, SRCM Holdings may be deemed to be the beneficial owner of 56,422.5 Shares, constituting 2.1% of the Shares, based upon 2,688,781 Shares outstanding.  SRCM Holdings has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 56,422.5 Shares.  SRCM Holdings has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 56,422.5 Shares.

As of the date hereof, SRCM may be deemed to be the beneficial owner of 56,422.5 Shares, constituting 2.1% of the Shares, based upon 2,688,781 Shares outstanding.  SRCM has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 56,422.5 Shares.  SRCM has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 56,422.5 Shares.

As of the date hereof, SRC may be deemed to be the beneficial owner of 0.5 Shares, constituting 0.0% of the Shares, based upon 2,688,781 Shares outstanding.  SRC has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 0.5 Shares.  SRC has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 0.5 Shares.

As of the date hereof, Mr. Mullen may be deemed to be the beneficial owner of 56,422.5 Shares, constituting 2.1% of the Shares, based upon 2,688,781 Shares outstanding.  Mr. Mullen has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 56,422.5 Shares.  Mr. Mullen has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 56,422.5 Shares.

As further discussed in Item 4 above, on May 20, 2015, SRC sold 190,152 Shares to the Issuer for an aggregate sales price of $4,354,480.80, or $22.90 per share, pursuant to the Stock Purchase Agreement.  There have been no other transactions in the Shares by the Reporting Persons during the past 60 days.

(e)	The Reporting Persons ceased to be the beneficial owners of more than five percent of the Shares on May 20, 2015.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Please see the response in Item 4 above for a description of the Stock Purchase Agreement.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Form of Stock Purchase Agreement (incorporated by reference to Exhibit 10.1 of the Schedule 8-K filed by the Issuer on May 20, 2015)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 26, 2015
(Date)

SRCM Holdings LLC

By: /s/ Timothy S. Mullen
Name: Timothy S. Mullen Title: Principal Owner and Manager

Swift Run Capital Management, LLC

By: /s/ Timothy S. Mullen
Name: Timothy S. Mullen Title: Principal Owner & Manager

Swift Run Capital, LP

By: /s/ Timothy S. Mullen
Name: Timothy S. Mullen Title: President and Chief Investment Officer

Timothy S. Mullen

By: /s/ Timothy S. Mullen

*  Each Reporting Person specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Amendment No. 2 to Schedule 13D, dated May 26, 2015, relating to the Common Stock, par value $2.50 of Virginia National Bankshares Corporation shall be filed on behalf of the undersigned.

May 26, 2015
(Date)

SRCM Holdings LLC

By: /s/ Timothy S. Mullen
Name: Timothy S. Mullen Title: Principal Owner and Manager

Swift Run Capital Management, LLC

By: /s/ Timothy S. Mullen
Name: Timothy S. Mullen Title: Principal Owner & Manager

Swift Run Capital, LP

By: /s/ Timothy S. Mullen
Name: Timothy S. Mullen Title: President and Chief Investment Officer

Timothy S. Mullen

By: /s/ Timothy S. Mullen

SK 25497 0001 6626369